UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Presto Automation Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92280L101

(CUSIP Number)

Rajat Suri

c/o Presto Automation Inc.

985 Industrial Road, San Carlos, CA 94070

(650) 817-9012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92280L101

1.	Names of Reporting Persons. Rajat Suri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States(1)

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 6,471,862(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,471,862(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,471,862(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.26% (3)
14.	Type of Reporting Person: IN

(1)	The Reporting Person has citizenship in the United States, Canada and the United Kingdom.
(2)	Includes 2,234,703 shares of common stock, par value $0.0001 per share (“Common Stock”), and 4,237,159 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days.
(3)	Based on 52,762,713 shares of Common Stock outstanding.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share, (the “Common Stock”) of Presto Automation Inc., a Delaware corporation (the “Issuer”, the “Company” or “Presto”), whose principal executive offices are located at 985 Industrial Road, San Carlos, CA 94070.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is filed by Rajat Suri (the “Reporting Person”). Mr. Suri holds citizenship in the United States, Canada and the United Kingdom.

(b) and (c). The principal business address for the Reporting Person is c/o Presto Automation Inc., 985 Industrial Road, San Carlos, CA 94070. The principal business of the Reporting Person is Chief Executive Officer and a member of the board of the directors of the Issuer (the “Board”).

(d) and (e). The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 10, 2021, the Issuer, previously known as Ventoux CCM Acquisition Corp, a Delaware corporation (“VTAQ”), Ventoux Merger Sub I Inc., a Delaware corporation and a direct, wholly owned subsidiary of VTAQ (“Merger Sub I”), Ventoux Merger Sub II LLC, a Delaware corporation and a direct, wholly owned subsidiary of VTAQ (“Merger Sub II”), and E La Carte, Inc., a Delaware corporation (“Old Presto”), entered into an Agreement and Plan of Merger, as amended on April 1, 2022 and July 25, 2022 (the “Merger Agreement”), pursuant to which, among other transactions, Merger Sub I merged with and into Old Presto (the “First Merger”), with Old Presto being the surviving entity in the First Merger and continuing (immediately following the First Merger) as a wholly-owned subsidiary of VTAQ (the “Surviving Corporation”), and following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation merged with and into Merger Sub II (the “Second Merger”), with Merger Sub II being the surviving entity in the Second Merger and continuing (immediately following the Second Merger) as a wholly-owned subsidiary of VTAQ (the First Merger and the Second Merger with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the Business Combination (the “Closing”), VTAQ changed its name to “Presto Automation Inc.” The Business Combination closed on September 21, 2022 (the “Closing Date”).

On July 25, 2022, in connection with the Business Combination, the Issuer and the Reporting Person entered into an amended and restated subscription agreement, pursuant to which the Reporting Person agreed to subscribe for and purchase 10,000 shares of Common Stock for a purchase price of $10.00 per share in a private placement that was consummated concurrently with the Business Combination.

Pursuant to the terms of the Merger Agreement, each share of Old Presto common stock outstanding immediately prior to the Closing was cancelled and converted into the right to receive shares of Common Stock, including Earnout Shares (as defined in the Merger Agreement). In the Business Combination, the Reporting Person received 2,224,703 shares of Common Stock and 2,151,951 Earnout Shares.

Each Earnout Share will be earned if, at any time during the period commencing after the Closing Date and ending on the fifth anniversary of the Closing Date, the volume weighted average price (“VWAP”) of the Issuer Common Stock exceeds certain thresholds as discussed as follows: one-half of these Earnout Shares will be earned if the closing price of Issuer Common Stock equals or exceeds $12.50 for any 20 trading days within any 30 trading day period on or before the third anniversary of the Closing Date and one-half will be earned if the VWAP of the Issuer Common Stock equals or exceeds $15.00 for any 20 trading days within any 30 trading day period on or before the fifth anniversary of the Closing Date. Earnout Shares, until earned, do not entitle the holder to any voting rights over such shares.

At the effective time of the Merger (the “Effective Time”), each stock option outstanding under Old Presto’s existing incentive plans that was outstanding immediately prior to the Effective Time was converted into an option relating to Common Stock on the same terms and conditions as were applicable to such stock option immediately prior to the Effective Time (each, a “Presto Stock Option”), except that the number of options and exercise price(s) were adjusted per the ratios set forth in the Merger Agreement. In the Merger, the Reporting Person received an aggregate of 5,298,527 Presto Stock Options, 4,237,159 of which are currently exercisable or exercisable within 60 days of the Closing Date.

Item 4. Purpose of Transaction.

The information in Items 3 and 5 of this Schedule 13D is incorporated herein by reference. The Reporting Person holds the Issuer securities reported herein for investment purposes, subject to the following:

The Reporting Person serves as the Chief Executive Officer and a member of the Board of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, in his capacity as Chief Executive Officer of the Issuer, the Reporting Person intends to continue playing a central role in the Issuer’s day-to-day executive management, and, subject to applicable approvals from the compensation committee of the Board, to receive additional equity securities of the Issuer as compensation. In addition, in his capacity as Chief Executive Officer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional equity securities of the Issuer to other directors or employees of the Issuer or its subsidiaries.

The Reporting Person may, from time to time, take such actions regarding his investment in the Issuer as he deems appropriate. These actions may include acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Stock (collectively, “Securities”) or disposing of such Securities, in each case, in the open market or otherwise, including for personal investment or in connection with business development transactions or financing commitments in relation thereto. In determining whether to carry out any of the above-mentioned actions, the Reporting Person may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions.

In light of his responsibilities to the Issuer, the Reporting Person does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals, which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Common Stock beneficially owned is based on 52,762,713 shares of Common Stock outstanding as of September 21, 2022, as reported on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 27, 2022.

The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Person in known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

The summary of the Merger Agreement is qualified by the actual terms of the Merger Agreement, a copy of which is attached as Exhibits 7.1 – 7.3 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On September 21, 2022, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with VTAQ’s sponsors (the “Sponsors”) and certain other holders of the Issuer, including the Reporting Person. Pursuant to the Registration Rights Agreement, within 30 days of the Closing Date, the Issuer must register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Issuer Common Stock and other equity securities of Issuer that are held by the parties thereto from time to time. The parties to the Registration Rights Agreement are entitled to certain demand and piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement. The Amended and Restated Registration Rights Agreement also provides the Holders with certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

This summary is qualified by the actual terms of the Amended and Restated Registration Rights Agreement, a copy of which is attached as Exhibit 7.4 to this Schedule 13D and is incorporated herein by reference.

Bylaws Lock-Up Provisions

The Issuer’s Amended and Restated Bylaws provide that equity holders of Old Presto, including the Reporting Person, immediately prior to the Closing Date will generally be restricted from selling shares of Issuer Common Stock held by them (other than shares of Common Stock that are issued upon exercise of stock options) until eighteen months after the Closing Date.

This summary is qualified by the actual terms of the Amended and Restated Bylaws, a copy of which is attached as Exhibit 7.5 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Subscription Agreement

On July 25, 2022, the Issuer and the Reporting Person entered into an Amended and Restated Subscription Agreement that contains registration rights and lock-up provisions substantially similar to those contained in the Amended and Restated Registration Rights Agreement and the Amended and Restated Bylaws, respectively, as described above.

This summary is qualified by the actual terms of the Amended and Restated Subscription Agreement, a copy of which is attached as Exhibit 7.6 to this Schedule 13D and is incorporated herein by reference.

Governance Agreement

On September 21, 2022, in connection with the Business Combination, the Issuer, the Reporting Person and certain other parties thereto entered into a Governance Agreement to provide for certain governance rights and address certain governance matters relating to the Issuer. The Governance Agreement provides that the Reporting Person and certain other parties thereto have certain designation rights with respect to the Board and that they agree to cast the votes to which they are entitled in respect of their shares of Common Stock, whether at any annual or special meeting, by written consent or otherwise, so as to cause to be elected to the Board those individuals designated in accordance with the Governance Agreement.

This summary is qualified by the actual terms of the Amended and Restated Subscription Agreement, a copy of which is attached as Exhibit 7.7 to this Schedule 13D and is incorporated herein by reference.

Options to Purchase Common Stock

The Reporting Person’s options to receive 3,736,508 shares of Common Stock are currently exercisable at an exercise price of $0.02 per share and expire August 26, 2027 and options to receive 500,651 of Common Stock are currently exercisable or exercsiable within 60 days at an exercise price of $1.44 and expire March 4, 2031.

The Reporting Person will also be entitled to receive compensation and other benefits as Chief Executive Officer of the Issuer. In such capacity, he may be granted equity awards with respect to the Issuer Common Stock from time to time.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

7.1	Agreement and Plan of Merger, dated as of November 10, 2021, as amended on April 1, 2021 and July 25, 2022, by and among Ventoux CCM Acquisition Corp., Ventoux Merger Sub I Inc., Ventoux Merger Sub II LLC, and E La Carte, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 10, 2021).
7.2	Amendment No. 1 to Merger Agreement, dated as of April 1, 2022, by and among VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II and Presto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 4, 2022).
7.3	Amendment No. 2 to Merger Agreement, dated as of July 25, 2022, by and among VTAQ, Ventoux Merger Sub I, Ventoux Merger Sub II and Presto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 26, 2022).
7.4	Amended & Restated Registration Rights Agreement dated as of September 21, 2022, by and among New Presto, the Sponsors, Cleveland Avenue, VTAQ’s officers and directors, Metropolitan and certain Legacy Presto stockholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on September 27, 2022).
7.5	Amended and Restated Bylaws of Presto Automation Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on September 27, 2022).
7.6	Form of Amended & Restated Equity Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on July 26, 2022).
7.7	Governance Agreement, dated as of September 21, 2022 by and among, New Presto and certain of its affiliates (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on September 27, 2022).
24.1	Power of Attorney (incorporated by reference to Exhibit 24 to the Reporting Person’s Form 3 filed on September 23, 2022)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

/s/ Stephen Perry, as attorney-in-fact
Rajat Suri